UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               (Amendment No. 1)

                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) or (g) of
                       The Securities Exchange Act of 1934

                            IVES HEALTH COMPANY, INC.
                 (Name of small business issuer in its charter)

            Oklahoma                                     73-1430235
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                           817 North J.M. Davis Blvd.
                               Claremore, OK 74017
         (Address, including zip code, of registrant's executive office)

                                  (918)283-1226
              (Registrant's telephone number, including area code)
                                  (918)283-1232
              (Registrant's facsimile number, including area code)

     Securities to be registered pursuant to section 12(b) of the Act: None

        Securities to be registered pursuant to section 12(g) of the Act:

                              Common Stock, $0.001
                                (Title of Class)

Information Required in Registration Statement

Certain Forward-Looking Information

     Certain statements included in this report which are not historical facts are forward looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward looking statements are based on current expectations, estimates, assumptions and beliefs of management, and words such as "expects," "anticipates," "intends," "believes," "estimates," and similar expressions are intended to identify such forward looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements.

                                     PART I

Item 1. Description of Business

(a)  Business Development

     1.   Form and Year of Organization

     Ives Health Company, Inc. (A Development State Company) ( the "Registrant" or "Company" ) was formed pursuant to an agreement between Maxxon, Inc. and M. Keith Ives, entered into and made effective December 31, 1997. IVES, (a wholly owned subsidiary of Maxxon, Inc.) and Maxxon, Inc. agreed to separate. The separation was accomplished by quasi-reorganization (new "IVES"), a recapitalization and the issuance of 7,000,000 shares of new IVES common stock to M. Keith Ives, and 1,700,000 shares of new IVES common shares to Maxxon, Inc. The new re-organized IVES began operations January 1, 1998 and was re-incorporated in Oklahoma on February 11, 1998.

     2.   Bankruptcy or Receivership

     Ives has never been in bankruptcy or receivership.

     3.   Mergers, Reclassifications and purchases of Assets

     Ives Health Company, Inc. (A Development State Company) ( the "Registrant" or "Company" ) was formed pursuant to an agreement between Maxxon, Inc. and M. Keith Ives, entered into and made effective December 31, 1997. IVES, (a wholly owned subsidiary of Maxxon, Inc.) and Maxxon, Inc. agreed to separate. The separation was accomplished by quasi-reorganization (new "IVES"), a recapitalization and the issuance of 7,000,000 shares of new IVES common stock to M. Keith Ives, and 1,700,000 shares of new IVES common shares to Maxxon, Inc. The new re-organized IVES began operations January 1, 1998 and was re-incorporated in Oklahoma on February 11, 1998.

(b)  Business of Issuer

     1.   Principal Products and Services of Ives and Their Markets

     The Company is engaged in developing and marketing innovative, safe, high quality natural medicines and nutritional supplements, which are guaranteed for potency and purity, include homeopathic medicines, weight loss formulas, natural remedies, and nutritional supplements.

     2.   Distribution Method of Products and Services

     The Company sells to wholesale pharmacy distributors, various chain pharmacies, and independent retail pharmacies. Three of the Company's principal distribution alliances are with Albertsons, Winn Dixie, and Dillons with over a 1000 pharmacy locations, as well as over 700 independent retail pharmacies, distributing IHC's products in 36 states.

     3.   Status of Publicly Announced Products and Services

     The Company uses various types of advertising to announce new products, such as radio, television, newspaper and sales people.

     4. Competitive business conditions, Competitive Position and Methods of Competition

     WEIGHT LOSS: Ultra Slim Fast, Weight Watchers, Nutra-System, Jenny Craig, Dexatrim, Herbal Life, and Metabolyte. HOMEOPATHIC MEDICINE: Nature's Way, Naturopath Medicines, Boyron, and Centrum are the most prevalent. NUTRITIONAL
SUPPLEMENTS: Nature's Resource, Nature's Way, and Centrum are our biggest competitors and control approximately 35% of the market. However, most of their distribution is targeted through health food stores, i.e. GNC, Atkins and a variety of others.

     5.   Sources of Raw Materials and the Names of Principal Suppliers

     The  principal   suppliers  of  Ives'  raw  materials  are:   International
Formulation and Manufacturing (IFM), Vegi Snack Foods, Inc., Summa Laboratories, Inc.; Animal Technologies, Inc. and American Labs.

     6.   Dependence on one of a few major customers

     Ives primary distribution focus is through regional and national chain pharmacies. We are currently distributing through Mays, Drug Warehouse, Price Mart, Horizon, Pamida and The Medicine Shoppes (these are regional chains). National chains currently selling our products on a regional basis are Albertsons (2700 national locations) and Winn-Dixie (1200 plus national locations). Wal-Mart is very close to settin us up as a vendor. Walgreens, K-Mart, and Eckerds are our nest three targeted chains. Ives estimates that 70% of our distribution will be through these chain stores.

     7.   Patents, trademarks, licenses, royalty agreements or labor contracts

     IHC has an exclusive license agreement with Dr. Robert Slayton-Bedeen relating to certain Technology developed by Dr. Bedeen. A Royalty agreement with Dr. Bedeen reads as follows: a) Ten percent (10%) of the first $100,000 and five percent (5%) on the excess over $100,000 of the adjusted sales revenue actually received by Licensee (gross revenue received from sales of Licensed Products less 28%) during the first five (5) years of the term of this agreement. b) Three percent (3%) of the adjusted sales revenue during the second five years.
c) Two percent (2%) of the adjusted  sales revenue  during the  remaining  forty
(40) years. On November 30, 1998, the Company purchased for $10,000 and expensed the cost of the royalty provision that was required under the License Agreement. The purchase thereby eliminated any royalty payments to the previous owner of the technology.

     8.   Need for Governmental Approval

     None.

     9.   Effect of Existing or Probable Governmental Regulation

     None.

     10.  Estimate of the amount spent on research and development

     IHC's research and development department currently operates as follows: internal tracking, quality control, test results, product development and other important data are done internally in conjunction with an outside joint venture with Albertsons, which is overseen by Dr. Ruth Miller. Through December 31, 1998, Ives has spent an estimate of $50,000, which includes R & D employees wages.

     11.  Costs and effects of environmental compliance

     Ives has incurred no costs associated with environmental compliance.

     12.  Number of total employees and number of full time employees

     The Company had 14 full-time employees at the year ended December 31, 1998 and 14 full-time employees at the third quarter ending September 30, 1999.

Item 2. Management's Discussion and Analysis

(a)  Plan of Operations

     There is no assurance that material expenses will not be incurred that could jeopardize the stability of the Company nor that shareholders or future shareholders will have or make available sufficient funds to cover such material expenses. However, it is the belief of the Company, that the following summary of the Company should occur.

     The overall goal of the management team is to develop IVES into a major player in the arena of natural health products. Objectives leading to that goal include being structured and professional organization of integrity, thus maintaining strong relationships with suppliers and customers. Marketing goals include having products in 15,000 pharmacies in the U.S. By the year 2001, where as 30% being independent pharmacies and 70% regional and national chains, i.e. Albertsons, Winn-Dixie, Wal-Mart, Walgreens, K-Mart, Eckerds, etc.

     The  Company's  products can  generally  be grouped  into five  categories:
Homeopathic medicines (pure medicines), Weight Management, Natural Remedies, Nutritional food supplements, and Health and Beauty Aids. IHC will continue to implement the same positive marketing strategy that brought the Company to this point. It will sell the bulk of its product through wholesale distributors and play off the success of its current wholesalers -- and generate business with new wholesalers. Also IHC will continue to seek regional and national chain pharmacies. Other strategies include attending more pharmacy trade shows, getting endorsements from strategic pharmacy, physician, and health insurance providers (by conducting our innovative validation testing), hiring more direct sales representatives, and increasing regional advertising while expanding to a national advertising campaign. Our greatest need is advertising dollars in order to create more consumer awareness and demand (mass over time).

     The Company's powders, capsules, tablets and liquids in bulk are produced by International Formulation & Manufacturing, Inc. of San Diego, California, Summa RX Laboratories, Inc. in Mineral Wells, Texas, Animal Technologies, Inc. in Tyler, Texas, and American Labs, Inc. Of Omaha, Nebraska. All of the preceding companies are FDA registered drug companies. All final packaging, i.e. (shrink-wrapping, UPC coding, expiration dating, and quality control, etc.) is performed by IHC in Claremore, Oklahoma. Future products will be handled on the same basis. The long-term goal of IHC is to manufacture products from start to finish.

     The Company's primary distribution focus is through regional and national chain pharmacies. We are currently distributing through Mays, Drug Warehouse, Price Mart, Horizon, Pamida and The Medicine Shoppes (these are regional chains). National chains currently selling our products on a regional basis are Albertsons (2700 national locations) and Winn-Dixie (1200 national locations). Wal-Mart , Walgreens, K-Mart, and Eckerds are our next targeted chains. IHC has established a strong alliance with wholesale distributors who sell to independent pharmacies and continued growth with these distributors is another reason for IHC achieving nationwide distribution. IHC's most noted strengths with their wholesalers are product quality, a strong in-store marketing package, high profit margins for both the wholesaler and the retail pharmacy, product and alternative medicine education, validation testing and the best promotional incentives and profit margins in the industry.

     (i)  Cash Requirements

     Management believes that to achieve its objectives , the Company will seek additional funding of $500,000, whether it be through long-term debt or additional sales of stock or both. The funds will be used for regional expansion, increasing inventory, advertising, and retirement of existing debt.

     (ii) Product Development and Research Plan for the Next Twelve Months

     IHC's research and development department currently operates as follows: internal tracking, quality control, test results, product development and other important data are done internally in conjunction with an outside joint venture with Albertsons, which is overseen by Dr. Ruth Miller. Management plans to continue the validation testing for current products and all new products introduced.

     (iii) Expected Purchase or Sale of Plant and significant Equipment

     None.

     (iv) Expected Significant changes in number of employees.

     None.

Item 3. Description of Property

     (a)  Location and Description of Property

     The Company owns land and building at 817 North J.M. Davis Blvd., Claremore, OK 74017, and all furniture, fixtures, and equipment. The land and building has a mortgage against it, held by Seven Brothers LLC, balance due at December 31, 1998 was $164,574. The Company purchased the land (.565 acres) and building (13,180 sq. ft. ) in July, 1998 for $270,000, the cost of remodeling was $99,747. The appraised value after remodeling was $462,000. The Company carries adequate insurance coverage on all property and equipment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a)  Beneficial Owners of More than Five Percent

     The following shareholders own of record more than 5% of the 9,577,650 shares issued and outstanding as of December 31, 1998 and as of September 30, 1999 of 10,280,471:

Title of Class   Name and Address of Beneficial Owner                Amount and Nature
                                                                     Of Beneficial Owner     % of Class
-------------------------------------------------------------------------------------------------------
Common           M. Keith Ives, Officer/Director                     6,439,260               63.0 %
                 22972 Woodridge Dr., Claremore, OK 74017
Common           Maxxon, Inc., Beneficial Owner                      1,700,000               16.5 %
                 8908 S. Yale Ave, Ste 409, Tulsa, OK 74137
Common           Bill Elliott, Beneficial Owner                      181,241                 1.8 %
                 Route 1, Box 156, Tahlequah, OK 74464
Common           Pat Storms, Beneficial Owner                        349,975                 3.4 %
                 15849 Sheffield Rd., Siloam Springs, AR 72761
Common           JoEtta Hughes, Officer/Director                     336,000                 3.3 %
                 Claremore, OK 74017
Common           Perry Ives, Office/Director                         129,800                 1.3 %
                 316-A S. Choctaw, Claremore, OK 74017
Common           Jim Jones, Director                                 2,000                   N/A
                 6937 E  97th St. South, Tulsa, OK 74133
Common           All Officers and Directors as a group (4 persons)   6,907,060               67.2 %

Item 5. Directors, Executive Officers, Promoters and Control Persons

(a)  Identify directors and executive officers.

     (1) - (4) Names, ages, positions, offices, business experience.

     A) M. Keith Ives, age 42, is President, CEO and Director at IHC. After college Mr. Ives went to work for McKesson Drug Co. Ad a territory sales manager where he gained expertise in sales, pharmacology, marketing, business management, and business consulting. After seven years with McKesson Drug Co. Mr. Ives decided to start his own pharmaceutical company for two primary reasons ( to specialize in natural preventive health products and to find products which would help improve the quality of life for his wife who had contracted Multiple Sclerosis). To accomplish this goal, he bought an insurance agency to gain experience in personnel management, sales management, and knowledge about the insurance industry and their role on the pharmaceutical industry. Simultaneously, he became a distributor for a direct marketing company to gain the knowledge necessary in applying direct marketing to his future pharmaceutical business. Mr. Ives then started hi pharmaceutical company and has been the driving force to realizing his goals.

RESPONSIBILITIES - Mr. Ives oversees the day to day operations, coordinates closely with Fred Oberloh, National Sales Manager, on company promotions and sales, makes direct sales calls, conducts ride-alongs with wholesale/broker representatives to secure new business, attends local, regional and national trade shows, promotes the company's growth and vision to the pharmaceutical industry, via alternative medicine seminars both live & televised, and conducts the business of securing funds for IHC's growth. Mr. Ives has been recognized by his employers, peers, and his customers for his outstanding achievements in sales, service, consulting and management. These achievements include: #1 in annual multi-million dollar sales volume seven of ten years before starting IHC, Mr. Ives and the sales people he managed were always in the top 5% of sales producers for their respective companies.

     B) JoEtta Hughes, age 43, is Secretary/Treasurer, COO/CFO and Director at IHC. Ms. Hughes has comprehensive experience in accounting, the pharmaceutical industry, warehouse and personnel management and has worked for McKesson Drug Co. And a division of Cooper and Lybrand accounting firm. She graduated valedictorian from Bryan Institute in computer programming and accounting. She is currently is Membership Chairman of Claremore Business and Professional Woman's Organization, which reinforces her skills. Her background makes her a valuable asset to IHC.

RESPONSIBILITIES - Ms. Hughes conducts all of the in-house financial business for IHC and works closely with IHC's CPA, E. Carolyn Tolman. While her main duties are financially related, she contributes a great deal to the day to day operations, customer service, data entry, secretarial duties, and consulting with M. Keith Ives in running the company. In order for IHC to be successful Mr. Ives felt he must have Ms. Hughes on board to draw from her expertise in the pharmaceutical and accounting fields. She has been instrumental in applying her abilities in keeping the company functioning.

     C) Perry Ives, age 35, is Vice President, Director of Marketing and Advertising and Director at IHC. Mr. Ives has 13 years experience in employee relations and day to day operations as maintenance supervisor for apartment management firms. He has years of experience in sales, management, operations, accounting, marketing and advertising before coming to IHC. He draws from these experiences to develop a well-rounded approach on handling the efficient operations of the day to day business to assist IHC's growth for the past five years.

RESPONSIBILITIES - Director of Marketing and Advertising while overseeing the day to day operations and product production. Mr. Ives primary function is designing and implementing in-house sales and marketing materials, creating ad slicks, and supporting the efforts of JoEtta Hughes in accounting and computer work. Mr. Ives has demonstrated his diversified abilities in the daily operations of IHC and has proven to be capable of exceeding every challenge that the company has thrown his way. He has been instrumental in performing work the company would have had to out source, thus assisting the company's efforts to control costs.

     D) Jim Jones, age 60, is a member of the board. Mr. Jones is IHC's insurance agent and consultant.

     (5)  Other Directorships

     None.

(b)  Identify Significant Employees

     1) Tony Fauver, age 44, is Director/Production & Quality Control at IHC. Mr Fauver has 17 years experience in warehouse management, production, and quality control and has been employed with IHC since May of 1997. He has been an extremely valuable addition to our staff. RESPONSIBILITIES - Mr. Fauver oversees production and quality control while ordering all raw materials, negotiating contracts with pharmaceutical ingredient suppliers, packaging companies, shipping companies and quality control laboratories.

     2) Fred Oberloh, age 40, is National Sales Manager at IHC. Mr. Oberloh has been in the pharmaceutical industry for over 20 years as a Regional Sales Manager with Pittman Moore Drug Company. Fred has been another welcomed addition to our management team and started with IHC in January, 1999. His strengths are a work ethic, which is beyond reproach and his attention to detail. RESPONSIBILITIES - Managing local, regional and national chain accounts at both the Corporate and Pharmacy levels. Overseeing the sales and service function for three Sales Representatives, creating, initiating and implementing sales promotions & bonus buys while informing IHC accounts on these promotions.

     3) Margaret Salmans, age 30, Director of Research and Development at IHC. Ms. Salmans has been with IHC since April, 1999, and is an accomplished data entry and appointment coordinator, who has assumed her position in R & D prematurely. She has done an exemplary job in conducting our product validation testing program while coordinating with Dr. Ruth Miller, D.O., whom we have sub-contracted with to validate our products effectiveness and safety. RESPONSIBILITIES Managing the R & D department and staff, conducting the product validation testing, recording the results of product testing, and providing those results to the proper institutions.

(c)  Family Relationships.

     M. Keith Ives, President, JoEtta Hughes, Secretary/Treasurer, and Perry Ives, Vice President are siblings.

(d)  Involvement in certain legal proceedings

     NONE

Item 6. Executive Compensation.

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------
M. Keith Ives,        1998     $64,124.97   None
Pres.,CEO
--------------------------------------------------------------------------------
JoEtta Hughes,        1998     $33,594.68   175,000 shares,
Sec/Trea, COO\CFO                           restricted stock
                                            12/31/1998
--------------------------------------------------------------------------------
Perry Ives, V.Pres,   1998     $27,408.70   100,000 shares,
Mrkt.  Dir.                                 restricted stock
                                            12/31/1998
--------------------------------------------------------------------------------

Item 7. Certain Relationships and Related Transactions

     (a)  Describe Related Party Transactions

     During 1998 M. Keith Ives and JoEtta Hughes, officers of the Company loaned the Company funds to cover certain operating expenses. The notes accrue interest at a rate of 10% per year and are payable on demand. During 1998 payments were made to the officer in the amount of $81,196 to reduce the note balances. As of December 31, 1998, there remained a balance due to JoEtta Hughes of $43,387.

Item 8. Description of Securities

     The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of applicable law and the provisions of Ives' Certificate of Incorporation, which is included as an exhibit to this Registration Statement.

     Ives is authorized to issue 50,000,000 shares of Common Stock, par value $0.001 per share, of which 9,577,650 shares were outstanding as of December 31, 1998 and 10,280,942 were outstanding as of September 30, 1999.

     Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members or the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

     Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Ives has not paid cash dividends on its Common Stock Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available, therefore, Ives intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements of Ives financial condition and such other factors as the Board of Directors may consider.

     Liquidation Rights. Upon any liquidation, dissolution or winding up of Ives, holders of shares of Common Stock are entitled to receive pro rata share of all the assets of Ives' available for distribution to shareholders after liabilities are paid.

     Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Ives.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity

     (a)  Market information

          (1) Identify the principal market or markets where common stock is traded.

          Ives' common stock is traded on the NASD's Over-The-Counter Bulletin Board and other (Pink Sheets).

          (i) The high and low prices for Ives' common stock during the calendar quarters ended were:

     Quarter ended                      High              Low
     -------------                      ----              ---
     June 30, 1999                      $ 2.00            $ 1.20
     September 30, 1999                 $ 1.20            $ 1.20

     Quotations on the OTC Bulletin Board reflect bid and ask quotations, may reflect inter-dealer prices, without retail markup, mark-down or commission, and may not represent actual transactions.

     (b)  Holders

     As of September 30, 1999, there were 126 holders of record of Ives' common stock, this figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees. Ives estimates there are approximately 25 owners who hold their shares in brokerage accounts.

     (c)  Dividend Policy

     Ives has not declared any dividends in the past and there is no intention to declare dividends in the future.

Item 2. Legal Proceedings

     None.

Item 3. Changes in and Disagreements with Accountants

     None.

Item 4. Recent Sales of Unregistered Securities

     (a)  Securities Sold

     February 11, 1998, the Company issued  7,000,000  shares of common stock to
M. Keith Ives and 1,700,000 common shares to Maxxon, Inc. in accordance with the quasi-reorganization and separation agreement between M. Keith Ives and Maxxon, Inc.. These sales were made at par value pursuant to Rule 504 of Regulation D and Section 4(2) of the Securities Act of 1933.

     From April 20, 1998 through December 31, 1998 the Company sold 877,650 shares of common stock to various purchasers pursuant to Rule 504 of Regulation D and Section 4 (2) of the Securities Act of 1933. The purchase price was $0.80 per share, less commissions, fees and expenses.

     From January 1, 1999 through September 30, 1999 the Company sold 702,821 shares of common stock to various purchasers pursuant to Rule 504 of Regulation D and Section 4 (2) of the Securities Act of 1933. The purchase price was $0.70 per share, less commissions, fees and expenses.

     (b)  Underwriters and other Purchases

     There was no public offering of the shares. The shares were sold to officers, directors and key consultants, and to purchasers in compliance with Regulation D, Rule 504 of the Securities Exchange Act of 1933 or in compliance with Rule 701.

     (c)  Consideration

     The total offering price for the common stock sold for cash was $338,250. Ives paid $13,897 in commissions and $64,112 in consulting fees in connection with the sale of shares of Ives' common stock. The total offering price for the common stock sold for services rendered was $ 202,173, the purchase of a future royalty payments common stock was $ 9700, and common sold for a loan from shareholders was $ 220,000.

     In accordance with the quasi-reorganization and separation agreement with Maxxon, Inc. the Company issued to M. Keith Ives and Maxxon, Inc. 8,700,000 shares of Common Stock of the Company at par value.

     (d)  Section under which exemption from registration was claimed

     The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4 (2) and SEC Regulation D, Rule 504, among other exemptions. Each recipient of securities in each such transaction represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, where applicable, appropriate legends were affixed to the share certificates issued in such transactions. All recipients had access to information about the Company.

Item 5. Indemnification of Directors and Officers

     Ives' Certificate of Incorporation provides for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. In addition, Ives' Bylaws provide for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of Ives' Certificate of Incorporation and Bylaws which provide indemnification may reduce the likelihood of derivative litigation against Ives' directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit Ives and its stockholders.

     In addition, Ives has entered into indemnification agreements with its officers and directors, key consultants and others. These agreements provide that Ives will indemnify each person for acts committed in their capacities and for virtually all other claims for which a contractual indemnity might be enforceable.

                                    Part F/S

                 INDEX TO FINANCIAL STATEMENTS AND RELATED NOTES

Independent Auditor's Report                                                   1

FINANCIAL STATEMENTS

     Balance Sheet                                                             2

     Statement of Operation                                                    3

     Statement of Shareholders' Equity                                         4

     Statement of Cash Flows                                                   5

     NOTES TO FINANCIAL STATEMENTS                                          6-12

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders of Ives Health Company, Inc.:

We have audited the balance sheet of Ives Health Company, Inc., (A Development Stage Company), an Oklahoma Corporation, as of December 31, 1998 and the related statement of operation, shareholders' equity and cash flows from January 1, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ives Health Company, Inc., (A Development Stage Company), as of December 31, 1998 and the results of its operations and its cash flows from January 1, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

HENDERSON SUTTON & CO., P.C.

/s/ HENDERSON SUTTON & CO., P.C.
--------------------------------
Certified Public Accountants

November 4, 1999

                            Ives Health Company, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 1998

                                     ASSETS

Current Assets
     Cash                                                            $   24,787
      Accounts Receivable                                                 8,853
     Inventories                                                        156,819
                                                                     ----------
                                                                        190,459
                                                                     ----------
Property and Equipment
     Property, Plant & Equipment                                        445,586
     Less Accumulated Depreciation                                       21,136
                                                                     ----------
                                                                        424,450
                                                                     ----------
Other Assets
     Investments                                                         34,601
     Other Assets                                                        32,131
                                                                     ----------
                                                                         66,733
                                                                     ----------
         Total Assets                                                $  681,642
                                                                     ----------

             LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Accounts Payable                                                $  191,032
     Accrued Expenses                                                    14,382
     Current Portion of Long Term Debt                                  126,155
                                                                     ----------
                                                                        331,569
                                                                     ----------
Long-Term Liabilities
      Notes Payable                                                     556,904
      Note Payable - Shareholder                                         43,387
                                                                     ----------
                                                                        600,291
      Less Current Portion of Long Term Debt                            126,155
                                                                     ----------
              Total Liabilities                                         805,705
                                                                     ----------
Shareholders' Equity
      Common Stock, 50,000,000 shares authorized,
            Par value $.001, 9,577,650 shares issued
            and outstanding                                               9,578
      Additional Paid in Capital                                        347,206
      Deficit Accumulated during the development stage                 (480,846)
                                                                     ----------
                                                                       (124,063)
                                                                     ----------
               Total Liabilities and Shareholders' Equity            $  681,642
                                                                     ----------

   (The accompanying notes are an integral part of these Financial Statements)

                            Ives Health Company, Inc.
                          (A Development Stage Company)
                             Statement of Operations
                      For the Year Ended December 31, 1998

REVENUES

     Sales Revenue                                                   $  464,582
                                                                     ----------
         Total Sales Revenue                                            464,582
                                                                     ----------
      Cost of Sales
          Cost of Sales                                                 198,546
          Selling Expense                                               239,721
                                                                     ----------

         Total Cost of Sales                                            438,267
                                                                     ----------
Net Sales                                                                26,314

EXPENSES

       Operating Expenses
              General & Admin. Expense                                  269,816
                                                                     ----------
         Total Operating Expenses                                       269,816
                                                                     ----------
         Other Expenses
               Non-operating Expense                                    237,345
                                                                     ----------
           Total Other Expenses                                         237,345
                                                                     ----------
                  Total Expenses                                        507,161
                                                                     ----------
NET LOSS                                                             $ (480,846)
                                                                     ----------

Net Loss per Share                                                   $    (0.05)
                                                                     ----------

   (The accompanying notes are an integral part of these Financial Statements)

                            Ives Health Company, Inc.
                          (A Development Stage Company)
                              Statement Cash Flows
                      For the Year ended December 31, 1998

Cash Flows From Operating Activities
      Cash received from customers                                   $  516,284
      Cash paid for operating goods                                    (284,842)
      Cash paid to employees                                           (367,723)
      Cash paid for other goods and services                           (188,955)
      Interest paid, net of amount capitalized                          (25,191)
                                                                     ----------
      Net Cash Provided (Used) by Operating Activities                 (350,426)
                                                                     ----------
Cash Flows From Investing Activities
      Plant & equipment purchases                                      (254,892)
      Cash Paid for Other Investments                                   (35,975)
      Cash Paid for Marketing Design                                    (34,601)
                                                                     ----------
      Net Cash Provided (Used) by Investing Activities                 (325,468)
                                                                     ----------
Cash Flows From Financing Activities
      Proceeds from short-term debt                                          --
      Repayment of short-term debt                                           --
      Proceeds from Issuance of Common Stock                            344,959
      Proceeds from long-term debt                                      483,543
      Repayment of long-term debt                                      (135,069)
                                                                     ----------
      Net Cash Provided (Used) by Financing Activities                  693,433
                                                                     ----------

         NET INCREASE (DECREASE) IN CASH                                 17,538
                                                                     ----------
         CASH AT BEGINNING OF YEAR                                        7,249
                                                                     ----------
         CASH AT END OF YEAR                                         $   24,787
                                                                     ----------
Reconciliation of Net Income (Loss) to Net Cash
   Provided (Used) by Operating Activities
      Net income (loss)                                            $ (480,846)
      Adjustments to reconcile net income (loss) to net
        Cash provided (used) by operating activities
           Depreciation                                                 9,568
           Amortization of intangible assets                            4,836
           (Increase) decrease in accounts receivable                  51,702
           (Increase) decrease in prepaid assets                       27,806
           (Increase) decrease inventories                            (86,295)
           (Increase) decrease in Other Assets                          3,380
           Increase (decrease) in accounts payable                    115,658
           Increase (decrease) in other accrued liabilities             3,765
                                                                   ----------
           Total adjustments                                          130,420
                                                                   ----------
Net Cash Provided (Used) by Operating Activities                   $ (350,426)
                                                                   ----------

   (The accompanying notes are an integral part of these Financial Statements)

                            Ives Health Company, Inc.
                          (A Development Stage Company)
                  Statement of Changes in Shareholders' Equity
                      For the Year Ended December 31, 1998

                                                                                                         DEFICIT
                                                  PRICE                                   ADDITIONAL    DURING THE
                                                   PER       COMMON STOCK                  PAID-IN      DEVELOPMENT
                                                  SHARE         SHARES        AMOUNT        CAPITAL        STAGE
                                                -------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                   8,700,000     $    8,700    $    6,000   $ (272,050)
                                                -------------------------------------------------------------------
Reorganization and Recapitalization of Ives                                    (272,050)      272,050

ISSUANCE OF COMMON STOCK FOR :
------------------------------
     Cash                                          0.773         877,650            878       677,368

OTHER TRANSACTIONS AFFECTING EQUITY
-----------------------------------
     Offering Costs                                                             (64,112)

Net Income at December 31, 1998                                                                           (480,846)
                                                -------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998                                   9,577,650     $    9,578    $  347,206   $ (480,846)
                                                -------------------------------------------------------------------

   (The Accompanying notes are an integral part of these Financial Statements)

                            Ives Health Company, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1998

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Ives Health Company, Inc. (the "Company") is presented to assist in understanding the Company's financial Statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

ORGANIZATION

Ives Health Company, Inc. ("IVES" or the "Company") was formed pursuant to an agreement between Maxxon, Inc. and M. Keith Ives, entered into and made effective December 31, 1997. IVES, (a wholly owned subsidiary of Maxxon, Inc.) And Maxxon, Inc. agreed to separate. The separation was accomplished by quasi-reorganization (new "IVES"), a recapitalization and the issuance of 7,000,000 shares of new Ives common stock to M. Keith Ives, and 1,700,000 shares of new Ives common shares to Maxxon, Inc. The new re-organized IVES began operations January 1, 1998 and was re-incorporated in Oklahoma on February 11, 1998. Ives Health Company, Inc. (A Development Stage Company) is engaged in developing and marketing innovative, safe, high quality natural non-prescription medicines and nutritional supplements. IVES products, which are guaranteed for potency and purity, include natural medicines, herbal formulas, vitamins, minerals and homeopathic medicines. The Company wholesales the products to local pharmacies.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid assets with maturities of three months or less to be cash equivalents.

INVENTORY

Inventory consists primarily of bulk product that will be packaged into capsules, bottled, and packaged for distribution to customers. Inventory is stated at the lower of cost or market value using the first-in, first-out method. Obsolete products are written off in the year they are determined to be obsolete.

FISCAL YEAR END

The Company's fiscal year ends on December 31.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. All material property and equipment additions are capitalized and depreciated on a straight-line basis over the estimated useful life of the asset.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry-forwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. The effects of future changes in tax laws or rates are not included in the measurement. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

EARNINGS PER SHARE

Earnings per share are computed based on the weighted average number of common shares outstanding during the periods presented, including, if dilutive, shares issuable under the stock issuable under the stock option plans and warrants.

REVENUE RECOGNITION

Revenue is recognized monthly based upon the terms of the sale. The Company issues credit to customers on a discount basis of 2% if paid within ten days of the invoice or the full balance due within thirty days of the invoice. Management uses the direct write-off method of recognizing bad debts.

NOTE 2 - PROPERTY AND EQUIPMENT

     The following is a summary of the major classes of property and equipment:

                                   ESTIMATED
                                  USEFUL LIFE
                                  -----------
     Building                        30 years     $249,347
     Building Improvements           30 years      100,400
     Land                                  --       20,000
     Equipment                      5-7 years       65,171
     Furniture                      5-7 years       10,668
                                                  --------
                                                   445,586
     Accumulated Depreciation                       21,136
                                                  --------
     Property and equipment (net)                 $424,450
                                                  --------

NOTE 3 - INTANGIBLES

     LICENSING AGREEMENT, NET
     ------------------------

     On August 24, 1998, the Company entered into a License Agreement to the rights to certain technology known as (1) the T-Factor Immune System Optimizer and (2) The Burn Treatment Therapy. The rights to the technology were acquired for Future development of the technology for the consumer market. The rights to the License, which included a royalty provision to the seller and extends through August 24, 2049, were acquired for approximately $25,000. The cost related to The license and rights were capitalized and is being amortized over five years.

     On November 30, 1998, the company purchased for $10,000 and expensed the cost of the royalty provision that was required under the License Agreement. The purchase thereby eliminated any royalty payments to the previous owner of the technology.

     During 1998, the Company incurred $35,975 in costs related to the development of a marketing design program. The costs are expected to benefit the Company Over the five-year amortization period.

     Technology License                                           $ 24,601
     Marketing design                                               35,975
                                                                  --------
     Total                                                          60,576
                                                                  --------
       Accumulated amortization                                     (4,744)
                                                                  --------
     Net capitalized                                              $ 55,832
                                                                  --------

NOTE 4 - NOTES PAYABLE-OFFICERS

     During 1998 M. Keith Ives and JoEtta Hughes, officers of the Company loaned the Company funds to cover certain operating expenses. The notes accrue interest at a Rate of 10% per year and are payable on demand. During 1998 payments were made to the officer in the amount of $81,196 to reduce the note balances. As of December 31, 1998, there remained a balance due JoEtta Hughes of $43,387.

NOTE 5 - NOTES PAYABLE - BANK

     NationsBank, N.A.
          Note dated June 17, 1998 bearing interest @ 9%, due          $  48,611
          in sixty monthly installments of $1,097, principle and interest through June 2, 2003. Note is secured by inventory and equipment, a security agreement with William D. Elliott, a shareholder and by a personal guarantee of M. Keith Ives, an officer and major shareholder of the Company. Certain personal assets of Mr. Ives also collateralize the note.

     Seven Brothers, LLC
          Interest @ 8.5%, due in one hundred twenty monthly             165,659
          installments of $1,888, principle and interest, through August 1, 2008. Note is secured by land and building.

          Interest $ 45% calculated according to the actuarial 30,000 Method, principle and interest due December 20, 1998.

     Dr. Bedeen - Balance due on technology purchase.                      9,600

     State Bank & Trust, N.A.
          Interest @ Wall Street Prime plus 1.5%, currently              103,034
          9.25%, due January 25, 1999. This note was subsequently combined with the $20,000 note due
          State Bank & Trust, N.A. April 25, 1999 and is now payable in thirty-six monthly installment of $3,800, principle and interest, through May 25, 2002. Note is secured by personal stock and an annuity owned by M. Keith Ives. M. Keith Ives personally guarantees the note.

          Interest @ Wall Street Prime plus 1.5%, currently               20,000
          9.25%, payable monthly with principle due January
          25, 1999. The note was renewed January 25, 1999 and on April 25, 1999 combined with the $103,034 note due State Bank & Trust, N.A. and is now due based on the terms described on the $103,034 note. M. Keith Ives personally guarantees the note.

     Local America Bank
          Interest @ 9.99%, in monthly installments of                    20,000
          approximately $1,200 monthly through June 15, 2000, personally guaranteed by M. Keith Ives and secured by personal automobiles.

     Dr. Craft
           Interest @ 10%, renewable annually.                           160,000
                                                                       ---------
                                                                       $ 556,904
                                                                       ---------

     Maturities of long-term debt, subsequent to the refinancing through the report date is as follows for the next five years:

     1999                                                          $126,155
     2000                                                           191,257
     2001                                                            44,886
     2002                                                            49,418
     2003                                                            32,970
     Thereafter                                                     112,218
                                                                   --------
     Total                                                         $556,904
                                                                   --------

NOTE 6 - INCOME TAXES

     The Company has incurred net operating losses since inception and has a loss carry-forward of approximately $480,846 at December 31, 1998, expiring in years beginning 2013. Deferred tax assets have not been recorded for future reduction in income taxes that may result from the net operating loss carry-forward. The deferred tax assets and liabilities are as follows at December 31:

     Net operating loss carry-forward                            $ 480,846
     Depreciation                                                    8,252
            Total                                                  489,098
     Less valuation allowance                                     (489,098)
                                                                 ---------
     Net Deferred Tax Liability                                  $      --
                                                                 ---------

     Deferred taxes reflect a combined federal and state tax rate of approximately 40%. For financial reporting purposes, a valuation allowance of $489,098 has been established in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". The Company will continually review the adequacy of the valuation allowance and will recognize these benefits only as assessment indicates that it is more likely than not that the benefits will be realized.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     LITIGATION

     The Company is defendant in lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the action is without merit or that the ultimate liability, if any, resulting from it will not materially affect the Company's financial position.

NOTE 8 - COMMON STOCK AND ADDITIONAL PAID-IN-CAPITAL

     In February 1998, the Company issued 8,700,000 shares of common stock in accordance with The quasi-reorganization and separation agreement as discussed in Note 1. Maxxon, Inc. was issued 1,700,000 shares and M. Keith Ives and founders were issued 7,000,000 shares.

     During the year 1998, 877,650 shares of the Company's common shares were issued under SEC Regulation , D., rule 504. The stock was issued for $0.80 per share.

     In 1998, the Company issued Perry Ives and JoEtta Hughes, officers and directors of the company, 275,000 shares of Ives common stock in exchange for $270,415 of notes owed by the Company to the two officers.

NOTE 8 - CONTINUED

     On April 20, 1998, the Company completed a private offering for 1,000,000 shares of common stock at $0.80 per share. As of December 31, 1998, 877,650 shares have been issued.

NOTE 9 - RELATED PARTY TRANSACTIONS

     During the year ended December 31, 1998, officer loaned the Company $125,000 to cover certain operating expenses. During 1998, the Company repaid a total of $81,613. The remaining note payable-officer balance of $43,387 accrues interest at a rate of 10% per year.

NOTE 10 - EARNING PER SHARE

     The following table reconciles the number of common shares outstanding as shown on the Balance Sheet with the weighted average common shares outstanding as shown on the Statement of Operations for the year ended December 31, 1998.

     Common shares outstanding                                    9,577,650

     Effect of using weighted average common
     And Common equivalent shares outstanding                       595,712
                                                                  ---------
     Weighted average common shares outstanding                   8,981,938
                                                                  ---------

NOTE 11 - SUBSEQUENT EVENTS

     Prior to the report certain Notes Payable-bank were re-financed in accordance with the terms as described in note five of Notes to Financial Statements.

                            IVES HEALTH COMPANY, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                                      WITH
                                  ACCOUNTANT'S

                               COMPILATION REPORT

                            IVES HEALTH COMPANY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                               SEPTEMBER 30, 1999

                                 C O N T E N T S


Accountant's Compilation Report                                                1

Financial Statements

  Balance Sheet                                                                2

  Statement of Operations                                                      3

  Statement of Shareholders' Equity                                            4

  Statement of Cash Flows                                                      5

ACCOUNTANT'S COMPILATION REPORT

The Board of Directors and Shareholders
Ives Health Company, Inc.
Claremore, Oklahoma

We have compiled the balance sheet of Ives Health Company, Inc., (a development stage company), an Oklahoma Corporation, as of September 30, 1999 and the related statements of operations, changes in shareholders' equity and cash flows for the nine month period ending September 30, 1999 in accordance with Statements on standards for Accounting and review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statement information that is the representation of the management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position. Accordingly, these financial statements are not designed for those who are not informed about such matters.

December 5, 1999


HENDERSON SUTTON & CO., P.C.
Certified Public Accountants

                            IVES HEALTH COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                               SEPTEMBER 30, 1999

ASSETS

Current Assets
Cash                                                                  $       20
Accts Receivable                                                         131,813
Inventories                                                              197,476
Prepaid Expenses                                                          28,700
                                                                      ----------
Total Current Assets                                                     358,010
                                                                      ----------

Property and Equipment
Property, Plant & Equipment                                              485,570
Less Accumulated Depreciation                                             36,136
                                                                      ----------
Net Property and Equipment                                               449,434
                                                                      ----------
Other Assets
Other Assets                                                              38,585
Other Assets - Organization Costs                                             --
Investments                                                               44,601
                                                                      ----------
Total Other Assets                                                        83,187
                                                                      ----------
Total Assets                                                          $  890,630
                                                                      ==========

                            IVES HEALTH COMPANY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                               SEPTEMBER 30, 1999

LIABILITIES AND SHAREHOLDERS' EQUITY

 Current Liabilities
 Accounts Payable                                                    $  151,263
 Accrued Expenses                                                        15,774
 Notes payable officer                                                    3,254
 Current portion long term debt                                          64,441
                                                                     ----------
                                                                        234,732
                                                                     ----------
 Long-Term Liabilities

 Notes Payable                                                          861,616
       Less current portion                                              64,441
                                                                     ----------
                                                                        797,175
                                                                     ----------
 Total Liabilities                                                    1,031,907
                                                                     ----------
 Shareholders' Equity
 Common Stock                                                            10,280
 Additional Paid in Capital                                             672,604
 Treasury stock                                                          (7,585)
 Retained Earnings                                                     (816,575)
                                                                     ----------

                                                                       (141,277)
                                                                     ----------
 Total Liabilities and Shareholders' Equity                          $  890,630
                                                                     ==========

                            IVES HEALTH COMPANY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                INCOME STATEMENT
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 1999

REVENUES

Net Revenue                                                          $  420,915
                                                                     ----------
EXPENSES
Cost of Sales                                                           254,595
General & administrative expenses                                       339,629
Selling Expense                                                         106,791
Depreciation & amortization                                              15,000
Interest expense                                                         40,629
                                                                     ----------

Total expenses                                                          756,644
                                                                     ----------

NET LOSS                                                             $ (335,729)
                                                                     ==========

NET LOSS PER SHARE                                                          .02
                                                                     ==========

                            IVES HEALTH COMPANY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTES 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES This summary of significant accounting policies of Ives Health Company, Inc. (the "Company") is presented to assist in understanding the Company's financial Statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

ORGANIZATION
Ives Health Company, Inc. ("Ives", "New Ives", or the "Company") was formed pursuant to an agreement between Maxxon, Inc. and M. Keith Ives, entered into and made effective December 31, 1997. Ives Health Company, Inc., ("Old Ives", a wholly owned subsidiary of Maxxon, Inc.) and Maxxon, Inc. agreed to separate. The separation was accomplished by the creation of New Ives, and the issuance of 7,000,000 shares of new Ives common stock to Keith Ives, and 1,700,000 shares of new Ives common shares to Maxxon, Inc. The newly formed Ives Health Company, Inc. began operations January 1, 1998 and was incorporated in Oklahoma on February 11, 1998. Ives Health Company, Inc. is engaged in developing and marketing innovative, safe, high quality natural non-prescription medicines and nutritional supplements. Ives products, which are guaranteed for potency and purity, include natural medicines, herbal formulas, vitamins, minerals and homeopathic medicines. The Company wholesales the products to local pharmacies. At September 30, 1999, the Company was still in the developmental stage.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid assets with maturities of three months or less to be cash equivalents.

INVENTORIES
Inventories consist primarily of bulk products that will be packaged into capsules, bottled, and packaged for distribution to customers. Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method. Obsolete products are written off in the year they are determined to be obsolete.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method.

Useful lives for property and equipment are as follows:

         Buildings and improvements         30 years
         Machinery and equipment            5-7 years
         Office furniture and equipment     5-7 years

                            IVES HEALTH COMPANY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

The cost and accumulated depreciation for property, plant and equipment sold, retired or otherwise disposed of are relieved from the account, and resulting gains and losses are reflected in income.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES
Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry-forwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. The effects of future changes in tax laws or rates are not included in the measurement. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

EARNINGS PER SHARE
Earnings per share are computed based on the weighted average number of common shares outstanding during the periods presented, including, if dilutive, shares issuable under the stock option plans and warrants.

REVENUE RECOGNITION
Substantially all revenue is recognized monthly based upon the terms of the sale. The Company issues credit to customers on a discount basis of 2% if paid within ten days of the invoice or the full balance due within thirty days of the invoice. Management uses the direct write-off method of recognizing bad debts.

                            IVES HEALTH COMPANY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

The Company has incurred net operating losses since inception and has a loss carry forward of approximately $816,000 at September 30, 1999, expiring in years beginning in 2013. Deferred tax assets have not been recorded for future reduction in income taxes that may result from the net operating loss carry forward.

Deferred taxes reflect a combined federal and state tax rate of approximately 40%. For financial reporting purposes, a valuation allowance of $816,000 has been established in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". The Company will continually review the adequacy of the valuation allowance and will recognize these benefits only as assessment indicates that it is more likely than not that the benefits will be realized.

                                    PART III

Item 1. Index to Exhibits

Exhibit No.    Description
-----------    -----------
EX-3.i         Certificate of Incorporation of Ives Health Company, Inc.

EX-3.ii Amended and Restated Certificate of Incorporation of Ives Health Company, Inc.

EX-3.iii       Certificate of Incorporation of Ives Health Company, Inc.

EX-3.iv Amended and Restated Certificate of Incorporation of SEVI Health Company, Inc.

EX-3.v Amended and Restated Certificate of Incorporation of SEVI Health Company, Inc.

EX-3.vi        Bylaws of Ives Health Company, Inc.

EX-27          Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        IVES HEALTH COMPANY, INC.

Date:                                   /s/ JOETTA HUGHES
      ----------------------------      -----------------------------------
                                        By: JoEtta Hughes, Secretary
                                            and Treasurer

                                POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints JoEtta Hughes and/or M. Keith Ives, his or her true and lawful attorneys-in-fact and agents, to sign any or all amendments to this Report on Form 10-SB, and to file the same with all exhibits thereto and other and documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorney-in-fact agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person hereby ratifying and confirming that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Exchange Act of 1934, this Report on Form 10-KSB has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                   Capacity                            Date
--------------------------------------------------------------------------------

/s/ M. KEITH IVES           President and Director              November 4, 1999
----------------------
M. Keith Ives

/s/ PERRY IVES              Vice-President and Director         November 4, 1999
----------------------
Perry Ives

/s/ JOETTA HUGHES           Secretary, Treasurer and Director   November 4, 1999
----------------------
JoEtta Hughes

/s/ JIM JONES               Director                            November 4, 1999
----------------------
Jim Jones